UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 2, 2019

(Date of earliest event reported)

Coherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3693744
(State or other incorporation)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, MI 48108

(Full mailing address of principal executive offices)

(734) 922-4073

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Debt Extension Actions Achieved

On November 27, 2019, Coherix, Inc. (the “Company”) completed actions to extend the maturity dates of certain debt obligations as reported in our June 30, 2019 financial statements.

The Company holds $2.5 million in notes payable with principal balances due at maturity and 4% interest due quarterly with original maturity dates ranging from August 2018 to December 2020. The maturity date of these notes has been extended to ranging from August 2021 to December 2023.

The Company also holds amounts due to investors for accrued interest, deferred compensation and preferred dividends. The maturity date for approximately 43% of each the accrued interest and the deferred compensation amounts was extended to October 1, 2024. The maturity date for approximately 70% of the outstanding preferred dividend amounts was extended to December 15, 2024. These extensions total approximately $5 million.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coherix, Inc. By: /s/ Dwight D. Carlson Name: Dwight D. Carlson Title: Chief Executive Officer Date: December 2, 2019

3